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October 25, 2019

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561

Attn:    Mr. Scott Anderegg
Re:    Universal Technical Institute, Inc.
Registration Statement on Form S-3
Filed October 18, 2019
File No. 333-234253

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Universal Technical Institute, Inc. hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Wednesday, October 30, 2019, or as soon thereafter as practicable.

Thank you for your assistance. Should you have any questions, please contact David P. Lewis of DLA Piper LLP (US) at (480) 606-5126, or his colleague Kevin E. Criddle at (480) 606-5129.
Very truly yours,

UNIVERSAL TECHNICAL INSTITUTE, INC.

/s/ Kimberly J. McWaters
Kimberly J. McWaters
Director, President and Chief Executive Officer

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